

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2014

Via E-mail
Mr. Anthony Staffieri
Chief Financial Officer
Rogers Communications, Inc.
333 Bloor Street East, 10th Floor
Toronto, Ontario M4W 1G9

> **Re:** **Rogers Communications, Inc.**
> **Form 40-F for the Year Ended December 31, 2013**
> **Form 6-K**
> **Filed February 14, 2014**
> **File No. 001-10805**

Dear Mr. Staffieri:

We have reviewed your filings and have the following comments. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 40-F for the Year Ended December 31, 2013

Form 6-K Filed February 14, 2014

Exhibit 99.1

Accounting Policies, page 79

1. With a view towards expanded policy disclosure, please explain to us your accounting policy for multi-year sports broadcast rights agreements. Please address in your response the related annual contractual fees, your basis for capitalization, methodology for amortization, your basis for measurement of relative economic value and net realizable value, and the balance sheet classification.

Financial Statements

Note 18: Long-Term Debt, pages 111 - 112

2.   We note certain of your senior notes and debentures are unsecured obligations of RCI for which Roger Communications Partnership is a guarantor or co-obligor. Explain to us why you have not filed full audited financial statements, MD&A, and selected data for Rogers Communications Partnership and condensed financial statements of RCI.

3.   In regard to the above comment, please tell us if any other entities are co-obligors or guarantors of your debt such as Rogers Wireless, Inc., Rogers Wireless Partnership, or Rogers Cable Communications, Inc.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Senior Staff Accountant, at 202-551-3365 or Robert S. Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney-Advisor, at 202-551-3268 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director